December 13, 2018

Benjamin S. Miller
Chief Executive Officer
Fundrise Income eREIT III, LLC
1601 Connecticut Avenue NW
Suite 300
Washington, DC 20009

       Re: Fundrise Income eREIT III, LLC
           Draft Offering Statement on Form 1-A
           Submitted November 15, 2018
           CIK No. 0001758745

Dear Mr. Miller:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

DOS filed November 15, 2018

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
2. Please be advised that you are responsible for analyzing the applicability of the tender
 Benjamin S. Miller
FirstName LastNameBenjamin S. Miller
Fundrise Income eREIT III, LLC
Comapany13, 2018
December NameFundrise Income eREIT III, LLC
December 13, 2018 Page 2
Page 2
FirstName LastName
         offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust
         II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of
         Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.
3. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007.
4. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
Valuation Policies, page 20

5. We note several inputs to be used by your sponsor's internal accountants to calculate
         NAV. Please also disclose the valuation methodologies they plan to use when valuing your commercial real estate assets, investments and related liabilities.
Risk Factors, page 27

6. We note, from your disclosure on page 17 and elsewhere, that you will pay your manager up to 1.50% of the gross proceeds from the liquidation of equity investments in real estate if your manager is acting as the real estate developer or is engaged by the developer to sell the project, and that your manager has sole discretion in determining whether to liquidate an equity investment in real estate. Please revise to describe any risks or conflicts of interest arising from this arrangement.
Table II: Compensation to Sponsor, page A-3

7. We note that the amount disclosed for reimbursements to the Sponsor does not include reimbursements payable. Please disclose the amount of reimbursements payable in a footnote to the table. Additionally, tell us if the $312,500 legal fees to be allocated to each of the first ten eREITs established by your Sponsor has been included in this table.
 Benjamin S. Miller
Fundrise Income eREIT III, LLC
December 13, 2018
Page 3

        You may contact Kristina Marrone, Staff Accountant, at 202-551-3429 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.



                                                         Sincerely,
FirstName LastNameBenjamin S. Miller
                                                         Division of
Corporation Finance
Comapany NameFundrise Income eREIT III, LLC
                                                         Office of Real Estate
and
December 13, 2018 Page 3                                 Commodities
FirstName LastName